OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

nSTOR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

67018N 10 8

(Cusip Number)

Gordon Brooks
Palo Alto Acquisition Corporation
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67018N 10 8

1.	Name of Reporting Person: Palo Alto Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only): 20-1617189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 99,016,517 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,016,517 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 59.8 (2)%

14.	Type of Reporting Person (See Instructions): CO

(1)	Palo Alto Acquisition Corporation (“Palo Alto”) has entered into Voting Agreements, each dated September 15, 2004 (together the “Voting Agreements”), with certain stockholders of nStor Technologies, Inc. (“nStor”), pursuant to which each signatory stockholder will vote their shares of nStor common stock (a) in favor of the approval and adoption of that certain Stock Purchase Agreement, dated September 15, 2004 (the “Purchase Agreement”), by and between Palo Alto, its parent, Symphony Service Corp., and all shareholders of Stonehouse Technologies, Inc., including nStor, and the approval of the consummation of the transactions contemplated thereby; and (b) against approval or adoption of any competing acquisition proposals. In addition, each signatory stockholder has granted to Jeff Van Zanten, the chief financial officer of Palo Alto, an irrevocable proxy with respect to the voting of shares of nStor common stock subject to the Voting Agreements. Palo Alto may be deemed to be the beneficial owner of 99,016,517 shares of nStor common stock, which includes 1,263,750 shares of nStor common stock subject to options, warrants and convertible instruments covered under the Voting Agreements that are exercisable at the discretion of the appropriate stockholder within 60 days of September 15, 2004. Palo Alto has no rights as a stockholder of nStor pursuant to either the Purchase Agreement or the Voting Agreements, and the filing of this Statement shall not be construed as an admission that Palo Alto is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of nStor common stock subject to the Voting Agreements.

(2)	Based on 165,097,838 shares outstanding as of July 31, 2004, as reported in nStor’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

Item 1 — Security and Issuer

     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.05 per share (the “nStor Common Stock”) of nStor Technologies, Inc., a Delaware corporation (“nStor”). The principal executive office of nStor is located at 6190 Corte Del Cedro, Carlsbad, California 92009, and its telephone number at such address is (760) 683-2500.

Item 2 — Identity and Background

     (a)-(c) Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is being filed on behalf of Palo Alto Acquisition Corporation (“Palo Alto”), a Delaware corporation and a wholly-owned subsidiary of Symphony Service Corp., a Delaware corporation (“Symphony”).

     The address of the principal business and principal office of Palo Alto is 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304. The address of the principal business and principal office of Symphony is 4015 Miranda Avenue, 2nd Floor, California 94304. The principal business of both Palo Alto and Symphony is the software services industry.

     As a result of entering into the Voting Agreements described in Items 3 and 4 below, Palo Alto may be deemed to have formed a “group” with each of the nStor Stockholders (as defined in Item 4 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Palo Alto expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     To the best of Palo Alto’s knowledge as of the date hereof, the name, business address, principal occupation or employment and citizenship of each executive officer and director of Symphony and Palo Alto, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d)-(e) During the last five years, none of Palo Alto, Symphony or, to the best knowledge of Palo Alto, any of the persons listed on Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 — Source and Amount of Funds or Other Consideration

     As described in response to Item 4, Palo Alto has not purchased the shares of nStor Common Stock to which this Schedule 13D relates. As an inducement for Palo Alto and Symphony to enter into the Purchase Agreement (as defined in Item 4) described in Item 4 and in consideration thereof, certain stockholders of nStor identified in Item 4 entered into voting agreements with Palo Alto dated as of September 15, 2004, (collectively, the “Voting Agreements”), with respect to an aggregate of 99,016,517 shares of nStor Common Stock, which includes 1,263,750 shares of nStor Common Stock subject to options, warrants and convertible instruments covered under the Voting Agreements that are exercisable at the discretion of the appropriate stockholder within 60 days of September 15, 2004. Palo Alto did not pay additional consideration to these stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. The Purchase Agreement is filed herewith as Exhibit 1, and the Voting Agreements are filed herewith as Exhibits 2-4. References to, and descriptions of the Purchase Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies attached hereto as Exhibits 1-4, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4 — Purpose of Transaction

     Stonehouse Stock Purchase Agreement

     On September 15, 2004, Palo Alto and Symphony entered into a Stock Purchase Agreement (the “Purchase Agreement”), with each of the shareholders of Stonehouse Technologies, Inc. (“Stonehouse”), including nStor, pursuant to which Palo Alto will purchase all of the capital stock of Stonehouse. As a result of the acquisition by Palo Alto of all of the capital stock of Stonehouse, Stonehouse will become a subsidiary of Symphony. The sale of Stonehouse potentially could be deemed to be the sale of substantially all of nStor’s assets under the Delaware General Corporation Law (the “DGCL”). For the sale to occur in accordance with the requirements of the DGCL, the sale must be approved by stockholders holding a majority of the shares of nStor Common Stock entitled to vote thereon. None of the nStor stockholders will receive any proceeds from the sale of Stonehouse. The sale of Stonehouse is subject to various conditions, including, among other things, that the sale shall have been approved by the requisite vote by the nStor stockholders.

     Voting Agreements

     On September 15, 2004, Palo Alto entered into Voting Agreements with each of H. Irwin Levy, Barry S. Halperin and Bernard Marden (the “nStor Stockholders”). The Voting Agreements provide, among other things, that each nStor Stockholder will vote his shares of nStor Common Stock, whether at a regular or special meeting of the stockholders, or at any adjournments thereof, or by written consent without a meeting, (a) in favor of the approval and adoption of the Purchase Agreement and the approval of the consummation of the transactions contemplated thereby (the “Acquisition”), and (b) against approval or adoption of any competing acquisition proposals. In addition, concurrently with the execution of the Voting Agreements, each nStor Stockholder has delivered to Palo Alto an irrevocable proxy with respect to the voting of shares of nStor Common Stock subject to the Voting Agreements in the form attached as Exhibit A to each of the Voting Agreements allowing Jeff Van Zanten, the chief financial officer of Palo Alto, to vote in favor of the matters set forth above. The Voting Agreements generally provide that the nStor Stockholders may not take certain actions with respect to shares of nStor Common Stock, including the sale or other disposition of such shares except as provided for in the Voting Agreements. The Voting Agreements and the related proxies terminate upon the earlier to occur of (1) the termination of the Purchase Agreement, (2) the completion of the Acquisition or (3) the execution of a written agreement by all parties thereto.

     The purpose of the Purchase Agreement and the Voting Agreements is to consummate the Acquisition pursuant to the terms of the Purchase Agreement.

     Palo Alto has no rights as a stockholder of nStor pursuant to either the Purchase Agreement or the Voting Agreements, and Palo Alto does not have any right to dispose (or direct the disposition of) any nStor Common Stock pursuant to the Purchase Agreement or the Voting Agreements. Accordingly, Palo Alto expressly disclaims beneficial ownership of all such shares.

     The Purchase Agreement is filed herewith as Exhibit 1, and the Voting Agreements are filed herewith as Exhibits 2-4. References to, and descriptions of the Purchase Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies attached hereto as Exhibits 1-4, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5 — Interest in Securities of the Issuer

     (a)-(b) The number of shares of nStor Common Stock covered by the Voting Agreements is 99,016,517 shares (which includes 1,263,750 shares of nStor Common Stock subject to options, warrants and convertible instruments under the Voting Agreements that are exercisable at the discretion of the appropriate stockholder within 60 days of September 15, 2004), which constitutes approximately 59.8% of the nStor Common Stock, based on the number of Shares outstanding as of July 31, 2004, as reported in nStor’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004. By virtue of the Voting Agreements, Palo Alto may be deemed to share with the respective nStor Stockholders the power to vote the shares of nStor Common Stock subject to the Voting Agreements. However, Palo Alto (1) is not entitled to any rights as a stockholder of nStor as to the shares of nStor Common Stock covered by the Voting Agreement and (2) disclaims any beneficial ownership of the shares of nStor Common Stock which are covered by the Voting Agreements. See the information in Items 2, 3 and 4 with respect to the nStor Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

     (c) Other than as set forth in Item 5(a)-(b), to the best of Palo Alto’s knowledge as of the date hereof, (1) neither Palo Alto nor any affiliate of Palo Alto, including Symphony, nor any of the persons listed on Schedule I to this Schedule 13D, beneficially owns any shares of nStor Common Stock or has the rights to acquire any shares of nStor Common Stock, and (2) there have been no transactions in the shares of nStor Common Stock effected during the past 60 days by Palo Alto, any affiliate of Palo Alto, including Symphony, or any of the persons listed on Schedule I to this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6 —	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the best of the knowledge of Palo Alto, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7 — Material to be Filed as Exhibits

Exhibit No.	Description
1	Stock Purchase Agreement, dated as of September 15, 2004, by and between Palo Alto Acquisition Corporation, Symphony Service Corp., and each of the shareholders of Stonehouse Technologies, Inc., including nStor Technologies, Inc.

2	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and H. Irwin Levy.

3	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and Barry S. Halperin.

4	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and Bernard Marden.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2004
PALO ALTO ACQUISITION CORPORATION
	By:	/s/ Jeff Van Zanten
		Name:	Jeff Van Zanten
		Title:	Chief Financial Officer and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PALO ALTO ACQUISITION CORPORATION AND SYMPHONY SERVICE CORP.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Palo Alto and Symphony. To the best knowledge of Palo Alto, each such person is a U.S. citizen, and except as indicated below, the business address of each such person is 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PALO ALTO ACQUISITION CORPORATION

Name and Address	Present Principal Occupation

Gordon Brooks 1050 Winter Street, Suite 1000 Waltham, MA 02451	Director, Chief Executive Officer and President, Palo Alto Acquisition Corporation; Director and Chief Executive Officer, Symphony Service Corp.

Jeff Van Zanten	Director, Chief Financial Officer and Secretary, Palo Alto Acquisition Corporation; Chief Financial Officer, Symphony Service Corp.

BOARD OF DIRECTORS OF SYMPHONY SERVICE CORP.

Name and Address	Present Principal Occupation

Gordon Brooks 1050 Winter Street, Suite 1000 Waltham, MA 02451	Director, Chief Executive Officer and President, Palo Alto Acquisition Corporation; Director and Chief Executive Officer, Symphony Service Corp.

Dr. Romesh Wadhwani	Director, Symphony Service Corp. Chief Executive Officer, Symphony Technology Group (makes equity investments) (1)

Robert Evans Tenlane Farm 825 Steele Road Versailles, KY 40383	Director, Symphony Service Corp. Managing Director, Symphony Technology Group (makes equity investments) (1)

Ramanan Raghavendran 200 Madison Avenue Suite 1900 New York, NY 10016	Director, Symphony Service Corp. Managing Director, TH Lee Putnam Ventures (makes equity investments) (2)

Robert Howe 140 Broadway, 46th Floor New York, NY 10005	Director, Symphony Service Corp. Self-employed (consultant)

EXECUTIVE OFFICERS OF SYMPHONY SERVICE CORP. WHO ARE NOT DIRECTORS

Name	Position
Jeff Van Zanten	Director, Chief Financial Officer and Secretary, Palo Alto Acquisition Corporation; Chief Financial Officer, Symphony Service Corp.

(1)	The address of Symphony Technology Group is 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304.

(2)	The address of TH Lee Putnam Ventures is 200 Madison Avenue, Suite 1900, New York, New York 10016.

EXHIBIT INDEX

Exhibit No.	Description
1	Stock Purchase Agreement, dated as of September 15, 2004, by and between Palo Alto Acquisition Corporation, Symphony Service Corp., and each of the shareholders of Stonehouse Technologies, Inc., including nStor Technologies, Inc.

2	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and H. Irwin Levy.

3	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and Barry S. Halperin.

4	Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and Bernard Marden.